4949 SW Macadam Avenue

2nd Floor, Suite 84

Portland, Oregon 97239

(888) 611-5825

March 25, 2019

Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino and Barbara C. Jacobs

Re:

JetBlack Corp.

Offering Statement on Form 1-A

File No. 024-10887

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended (the “Securities Act”), JetBlack Corp., a Nevada corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Offering Statement on Form 1-A (File No. 024-10887), together with all exhibits and amendments thereto (collectively, the “Offering Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on August 20, 2018.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined that the consummation of the offering cannot be completed at this time. The Offering Statement has not been qualified and no securities covered by the Offering Statement have been issued or sold.

Should you have any questions regarding this matter or need any additional information, please contact the Company’s legal counsel, Marc J. Adesso of Waller Lansden Dortch & Davis, LLP at (615) 850-8063.

Very truly yours,

/s/ Dan Goldin

Dan Goldin,

Chairman and

Chief Executive Officer